SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. __)*

OUTERWALL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

690070107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)
____________________

*           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 690070107	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ARLINGTON VALUE CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 842,494
	6	SHARED VOTING POWER 136,200
	7	SOLE DISPOSITIVE POWER 978,694
	8	SHARED DISPOSITIVE POWER xxxxxxxxxx
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,694
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.16%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 690070107	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

Outwerwall Inc

(b)	Address of Issuer’s Principal Executive Offices:

1800 – 114Th Avenue Se
Bellevue, Washington 98004

Item 2.	(a)	Name of Person Filing:

Arlington Value Capital, LLC

(b)	Address of Principal Business Office or, if None, Residence:

222 South Main Street, Suite 1750
Sat Lake City, UT 84101

(c)	Citizenship:

Utah

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

690070107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ x ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 690070107	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:		978,694
(b)	Percent of class:		5.42%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	842,494
	(ii)	Shared power to vote or to direct the vote:	136,200
	(iii)	Sole power to dispose or to direct the disposition of:	978,694
	(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Clients of Arlington Value Capital, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock reported as beneficially owned by Arlington Value Capital, LLC.  No client beneficially owns more than 5% of the issuer's common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP NO. 690070107	13G	Page 5 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Filer

By:	/s/ Ben Raybould
Name:	Ben Raybould
Title:	Manager

Date:	2/13/2015